EXHIBIT 21.1

Fuel Systems Solutions, Inc.

Significant Subsidiaries of Fuel Systems Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of

Delaware.

Name of subsidiary	Jurisdiction	State or province where registered/organized
IMPCO Technologies, Inc.	United States	Delaware
Impco Technologies Pty. Ltd.	Australia	Victoria
Impco Technologies Japan, KK	Japan	Fukuoka
IMPCO Technologies B.V.	Netherlands	Delfgauw
M.T.M. S.r.L.	Italy	Cherasco (CN)
Zavoli, S.r.L.	Italy	Cesena
GFI Control Systems L.P.	Canada	Ontario
IMPCO Ecotrans Technologies L.P.	Canada	Ontario
T.A Gas Technologies S.A.	Argentina	Buenos Aires